September 5, 2024

VIA EDGAR

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michelle Miller
Mark Brunhofer

Re:	Futu Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2023
Filed April 24, 2024
File No. 001-38820

Dear Ms. Miller and Mr. Brunhofer:

We, Futu Holdings Limited (the “Company”), are submitting this letter in response to the correspondence of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 22, 2024 (the “Comment Letter”) concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission on April 24, 2024.

In the Comment Letter, you requested that the Company respond to the Staff’s comments within ten business days or advise the Staff when the Company will respond. The Company respectfully advises the Staff that it continues to work on its responses and anticipates that it will require additional time in order to respond fully to your letter.

The Company is therefore requesting an extension until September 20, 2024 and expects to respond by that date.

*   *   *   *

Futu Holdings Limited 34/F, United Centre, 95 Queensway, Admiralty, Hong Kong S.A.R., People’s Republic of China
t: +852 2523 3588 futuholdings.com

U.S. Securities and Exchange Commission

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact our outside legal counsel, Will H. Cai at (852) 3758-1210 or Jie Zhang at (852) 3758-1231.

Sincerely,

Futu Holdings Limited

/s/ Arthur Yu Chen
Arthur Yu Chen, Chief Financial Officer

cc:	Leaf Hua Li, Chairman of the Board of Directors and Chief Executive Officer, Futu Holdings Limited
Will H. Cai, Esq., Partner, Cooley LLP
Jie Zhang, Esq., Partner, Cooley LLP

Futu Holdings Limited 34/F, United Centre, 95 Queensway, Admiralty, Hong Kong S.A.R., People’s Republic of China
t: +852 2523 3588 futuholdings.com